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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                           Darling International Inc.
 -----------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
 -----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    237266101
 -----------------------------------------------------------------------------
                                 (CUSIP Number)

                                Edwin H. Morgens
                      600 Fifth Avenue, New York, NY 10020
                                 (212) 218-4100
  ----------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 December 2, 2002
 -----------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not to be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 27 Pages
                        Exhibit Index Appears on Page 26

                                  SCHEDULE 13D
CUSIP No.         237266101                                Page 2 of 27 Pages
-----------------------------------------------------------------------------
1) NAME OF REPORTING PERSON
   SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Phoenix Partners
   13-6272912
-----------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                       (a)       [ ]
                                       (b)       [X]
-----------------------------------------------------------------------------
3) SEC USE ONLY

-----------------------------------------------------------------------------
4) SOURCE OF FUNDS*

         WC
-----------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)       [ ]

-----------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION

   New York State
-----------------------------------------------------------------------------
   NUMBER              7)      SOLE VOTING POWER
   OF                               160,574 - See Response to Item 5
   SHARES              _____________________________________________________
   BENEFICIALLY        8)      SHARED VOTING POWER
   OWNED BY                         -0-
   EACH                _____________________________________________________
   REPORTING           9)      SOLE DISPOSITIVE POWER
   PERSON                           160,574 - See Response to Item 5
   WITH                _____________________________________________________
                       10)     SHARED DISPOSITIVE POWER
                                    -0-
-----------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         160,574
-----------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                    [ ]

-----------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.3%
-----------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON

       PN
-----------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No.         237266101                                Page 3 of 27 Pages
-----------------------------------------------------------------------------
1) NAME OF REPORTING PERSON
   SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Betje Partners
   13-3118883
-----------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                       (a)       [ ]
                                       (b)       [X]
-----------------------------------------------------------------------------
3) SEC USE ONLY

-----------------------------------------------------------------------------
4) SOURCE OF FUNDS*

         WC
-----------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

-----------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION

   New York State
-----------------------------------------------------------------------------
   NUMBER             7)      SOLE VOTING POWER
   OF                              2,278 - See Response to Item 5
   SHARES             _____________________________________________________
   BENEFICIALLY       8)      SHARED VOTING POWER
   OWNED BY                        -0-
   EACH               _____________________________________________________
   REPORTING          9)      SOLE DISPOSITIVE POWER
   PERSON                          2,278 - See Response to Item 5
   WITH               _____________________________________________________
                      10)     SHARED DISPOSITIVE POWER
                                   -0-
-----------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,278
-----------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                    [ ]
-----------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%
-----------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON

         PN
-----------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No.         237266101                                Page 4 of 27 Pages
-----------------------------------------------------------------------------
1) NAME OF REPORTING PERSON
   SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Morgens Waterfall Income Partners
   13-2829306
-----------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                       (a)       [ ]
                                       (b)       [X]
-----------------------------------------------------------------------------
3) SEC USE ONLY

-----------------------------------------------------------------------------
4) SOURCE OF FUNDS*

         WC
-----------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            [ ]
-----------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION

   New York State
-----------------------------------------------------------------------------
   NUMBER           7)      SOLE VOTING POWER
   OF                            233,187 - See Response to Item 5
   SHARES           _____________________________________________________
   BENEFICIALLY     8)      SHARED VOTING POWER
   OWNED BY                      -0-
   EACH             _____________________________________________________
   REPORTING        9)      SOLE DISPOSITIVE POWER
   PERSON                        233,187 - See Response to Item 5
   WITH             _____________________________________________________
                   10)     SHARED DISPOSITIVE POWER
                                 -0-
-----------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         233,187
-----------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                               [ ]
-----------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.4%
-----------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON

         CO
-----------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No.         237266101                                Page 5 of 27 Pages
-----------------------------------------------------------------------------
1) NAME OF REPORTING PERSON
   SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Restart Partners, L.P.
   13-3502415
-----------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                       (a)       [  ]
                                       (b)       [X]
-----------------------------------------------------------------------------
3) SEC USE ONLY

-----------------------------------------------------------------------------
4) SOURCE OF FUNDS*

         WC
-----------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      [ ]

-----------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-----------------------------------------------------------------------------
         NUMBER          7)      SOLE VOTING POWER
         OF                           884,193 - See Response to Item 5
         SHARES          _____________________________________________________
         BENEFICIALLY    8)      SHARED VOTING POWER
         OWNED BY                     -0-
         EACH            _____________________________________________________
         REPORTING       9)      SOLE DISPOSITIVE POWER
         PERSON                       884,193 - See Response to Item 5
         WITH            _____________________________________________________
                         10)     SHARED DISPOSITIVE POWER
                                      -0-
-----------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         884,193
-----------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                    [ ]
-----------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.4%
-----------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON

         PN
-----------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No.         237266101                                Page 6 of 27 Pages
-----------------------------------------------------------------------------
1) NAME OF REPORTING PERSON
   SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Restart Partners II, L.P.
   13-3553296
-----------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                       (a)       [ ]
                                       (b)       [X]
-----------------------------------------------------------------------------
3) SEC USE ONLY

-----------------------------------------------------------------------------
4) SOURCE OF FUNDS*

          WC
-----------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            [ ]

-----------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
   NUMBER            7)      SOLE VOTING POWER
   OF                           1,746,980 - See Response to Item 5
   SHARES            _____________________________________________________
   BENEFICIALLY      8)      SHARED VOTING POWER
   OWNED BY                     -0-
   EACH              ____________________________________________________
   REPORTING         9)      SOLE DISPOSITIVE POWER
   PERSON                       1,746,980 - See Response to Item 5
   WITH              ____________________________________________________
                     10)     SHARED DISPOSITIVE POWER
                                -0-
-----------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,746,980
-----------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                    [ ]
-----------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       2.8%
-----------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON

       PN
-----------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.         237266101                                Page 7 of 27 Pages
-----------------------------------------------------------------------------
1) NAME OF REPORTING PERSON
   SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Restart Partners III, L.P.
   13-3618702
-----------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                       (a)       [ ]
                                       (b)       [X]
-----------------------------------------------------------------------------
3) SEC USE ONLY

-----------------------------------------------------------------------------
4) SOURCE OF FUNDS*

   WC
-----------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            [ ]

-----------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
   NUMBER           7)   SOLE VOTING POWER
   OF                       1,445,937 - See Response to Item 5
   SHARES           _____________________________________________________
   BENEFICIALLY     8)   SHARED VOTING POWER
   OWNED BY                 -0-
   EACH             ____________________________________________________
   REPORTING        9)   SOLE DISPOSITIVE POWER
   PERSON                   1,445,937 - See Response to Item 5
   WITH             ____________________________________________________
                    10)  SHARED DISPOSITIVE POWER
                            -0-
-----------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,445,937
-----------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                    [ ]
-----------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    2.3%
-----------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.         237266101                                Page 8 of 27 Pages
-----------------------------------------------------------------------------
1) NAME OF REPORTING PERSON
   SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Restart Partners IV, L.P.
   13-3687058
-----------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                       (a)       [ ]
                                       (b)       [X]
-----------------------------------------------------------------------------
3) SEC USE ONLY

-----------------------------------------------------------------------------
4) SOURCE OF FUNDS*

   WC
-----------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            [ ]

-----------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
   NUMBER              7)   SOLE VOTING POWER
   OF                          900,369 - See Response to Item 5
   SHARES                   _________________________________________________
   BENEFICIALLY        8)   SHARED VOTING POWER
   OWNED BY                     -0-
   EACH                     _________________________________________________
   REPORTING           9)   SOLE DISPOSITIVE POWER
   PERSON                       900,369 - See Response to Item 5
   WITH                     ________________________________________________
                       10)  SHARED DISPOSITIVE POWER
                                -0-
-----------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    900,369
-----------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                    [ ]
-----------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    1.5%
-----------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.         237266101                               Page 9 of 27 Pages
-----------------------------------------------------------------------------
1) NAME OF REPORTING PERSON
   SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Restart Partners V, L.P.
   13-3812417
-----------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                       (a)       [  ]
                                       (b)       [X]
-----------------------------------------------------------------------------
3) SEC USE ONLY

-----------------------------------------------------------------------------
4) SOURCE OF FUNDS*

    WC
-----------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            [ ]

-----------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
   NUMBER           7)     SOLE VOTING POWER
   OF                         150,000 - See Response to Item 5
   SHARES                  ___________________________________________________
   BENEFICIALLY     8)     SHARED VOTING POWER
   OWNED BY                   -0-
   EACH                    ___________________________________________________
   REPORTING        9)     SOLE DISPOSITIVE POWER
   PERSON                     150,000 - See Response to Item 5
   WITH                    ___________________________________________________
                   10)     SHARED DISPOSITIVE POWER
                              -0-
-----------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      150,000
-----------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                    [ ]
-----------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.2%
-----------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON

      PN
-----------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.         237266101                               Page 10 of 27 Pages
-----------------------------------------------------------------------------
1) NAME OF REPORTING PERSON
   SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   The Common Fund for Non-Profit Organizations
   13-7037968
-----------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                       (a)       [  ]
                                       (b)       [X]
-----------------------------------------------------------------------------
3) SEC USE ONLY

-----------------------------------------------------------------------------
4) SOURCE OF FUNDS*

    WC
-----------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            [ ]

-----------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION

   New York State
-----------------------------------------------------------------------------
   NUMBER          7)      SOLE VOTING POWER
   OF                        1,266,775 - See Response to Item 5
   SHARES                  __________________________________________________
   BENEFICIALLY    8)      SHARED VOTING POWER
   OWNED BY                  -0-
   EACH                    ___________________________________________________
   REPORTING       9)      SOLE DISPOSITIVE POWER
   PERSON                    1,266,775 - See Response to Item 5
   WITH                    ____________________________________________________
                  10)      SHARED DISPOSITIVE POWER
                             -0-
-----------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,266,775
-----------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                    [ ]
-----------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.0%
-----------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON

      PN
-----------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.         237266101                               Page 11 of 27 Pages
-----------------------------------------------------------------------------
1) NAME OF REPORTING PERSON
   SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   MWV Employee Retirement Plan Group Trust
   13-3845507
-----------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                       (a)       [  ]
                                       (b)       [X]
-----------------------------------------------------------------------------
3) SEC USE ONLY

-----------------------------------------------------------------------------
4) SOURCE OF FUNDS*

     WC
-----------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            [ ]

-----------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION

   New York State
-----------------------------------------------------------------------------
   NUMBER            7)      SOLE VOTING POWER
   OF                           1,648 - See Response to Item 5
   SHARES                    ________________________________________________
   BENEFICIALLY      8)      SHARED VOTING POWER
   OWNED BY                     -0-
   EACH                      ________________________________________________
   REPORTING         9)      SOLE DISPOSITIVE POWER
   PERSON                       1,648 - See Response to Item 5
   WITH                      ________________________________________________
                    10)      SHARED DISPOSITIVE POWER
                                -0-
-----------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,648
-----------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                    [ ]
-----------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.0%
-----------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON

    EP
-----------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.         237266101                               Page 12 of 27 Pages
-----------------------------------------------------------------------------
1) NAME OF REPORTING PERSON
   SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Phaeton International (BVI) Ltd.
   None
-----------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                       (a)       [  ]
                                       (b)       [X]
-----------------------------------------------------------------------------
3) SEC USE ONLY

-----------------------------------------------------------------------------
4) SOURCE OF FUNDS*

   AF
-----------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            [ ]

-----------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION

   Bermuda
-----------------------------------------------------------------------------
   NUMBER         7)      SOLE VOTING POWER
   OF                        109,932 - See Response to Item 5
   SHARES                 _____________________________________________________
   BENEFICIALLY   8)      SHARED VOTING POWER
   OWNED BY                  -0-
   EACH                   ____________________________________________________
   REPORTING      9)      SOLE DISPOSITIVE POWER
   PERSON                    109,932 - See Response to Item 5
   WITH                   ____________________________________________________
                 10)      SHARED DISPOSITIVE POWER
                             -0-
-----------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    109,932
-----------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                    [ ]
-----------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.2%
-----------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON

    CO
-----------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.         237266101                               Page 13 of 27 Pages
-----------------------------------------------------------------------------
1) NAME OF REPORTING PERSON
   SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Morgens, Waterfall, Vintiadis & Company, Inc.
   13-2674766
-----------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                       (a)       [  ]
                                       (b)       [X]
-----------------------------------------------------------------------------
3) SEC USE ONLY

-----------------------------------------------------------------------------
4) SOURCE OF FUNDS*

   AF
-----------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            [ ]

-----------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION

   New York State
-----------------------------------------------------------------------------
   NUMBER           7)    SOLE VOTING POWER
   OF                        1,378,985 - See Response to Item 5
   SHARES                 _____________________________________________________
   BENEFICIALLY     8)    SHARED VOTING POWER
   OWNED BY                  -0-
   EACH                   ____________________________________________________
   REPORTING        9)    SOLE DISPOSITIVE POWER
   PERSON                    1,378,985 - See Response to Item 5
   WITH                   ____________________________________________________
                   10)    SHARED DISPOSITIVE POWER
                             -0-
-----------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,378,985
-----------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                    [ ]
-----------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    2.2%
-----------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON

    CO
-----------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.         237266101                               Page 14 of 27 Pages
-----------------------------------------------------------------------------
1) NAME OF REPORTING PERSON
   SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Edwin H. Morgens
   ###-##-####
-----------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                       (a)       [  ]
                                       (b)       [X]
-----------------------------------------------------------------------------
3) SEC USE ONLY

-----------------------------------------------------------------------------
4) SOURCE OF FUNDS*

   AF
-----------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            [ ]

-----------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
-----------------------------------------------------------------------------
   NUMBER          7)    SOLE VOTING POWER
   OF                       6,901,873 - See Response to Item 5
   SHARES                _____________________________________________________
   BENEFICIALLY    8)    SHARED VOTING POWER
   OWNED BY                 -0-
   EACH                  ____________________________________________________
   REPORTING       9)    SOLE DISPOSITIVE POWER
   PERSON                   6,901,873 - See Response to Item 5
   WITH                  ____________________________________________________
                  10)    SHARED DISPOSITIVE POWER
                            -0-
-----------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    6,901,873
-----------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                    [ ]
-----------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    11.1%
-----------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON

    IN
-----------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.         237266101                               Page 15 of 27 Pages
-----------------------------------------------------------------------------
1) NAME OF REPORTING PERSON
   SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   John C. Waterfall
   ###-##-####
-----------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                       (a)       [  ]
                                       (b)       [X]
-----------------------------------------------------------------------------
3) SEC USE ONLY

-----------------------------------------------------------------------------
4) SOURCE OF FUNDS*

   AF
-----------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            [ ]

-----------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
-----------------------------------------------------------------------------
   NUMBER         7)    SOLE VOTING POWER
   OF                      6,901,873 - See Response to Item 5
   SHARES               _____________________________________________________
   BENEFICIALLY   8)    SHARED VOTING POWER
   OWNED BY                -0-
   EACH                 ____________________________________________________
   REPORTING      9)    SOLE DISPOSITIVE POWER
   PERSON                  6,901,873 - See Response to Item 5
   WITH                 ____________________________________________________
                 10)    SHARED DISPOSITIVE POWER
                           -0-
-----------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    6,901,873
-----------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                    [ ]
-----------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    11.1%
-----------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON

    IN
-----------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Darling International Inc.                               Page 16 of 27 Pages
Schedule 13D                                               January 3, 2003


Item 1.  Security and Issuer.
-------  --------------------

          This Amendment No. 6 ("Amendment") amends the statement on Schedule 13D filed by the Reporting Persons (as defined below), with the Commission on September 8, 1994, as amended by Amendment No. 1 filed with the Commission on November 10, 1994, by Amendment No. 2 filed with the Commission on December 7, 1994, by Amendment No. 3 filed with the Commission on March 20, 1995, by Amendment No. 4 filed with the Commission on April 10, 1995 and by Amendment No. 5 filed with the Commission on September 18, 1996 (collectively, the "Statements") with respect to shares of common stock, par value $.01 per share ("Common Stock") and options to purchase the Common Stock ("Options"), of Darling International Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 251 O'Connor Ridge Blvd., Suite 300, Irving, Texas 75038. This Amendment supplements and, to the extent inconsistent therewith, amends the information set forth in the Statements.

Item 2.  Identity and Background.
-------  ------------------------

          This Amendment is filed jointly by (a) Phoenix Partners ("Phoenix"),
(b) Betje Partners ("Betje"), (c) Phaeton International (BVI) Ltd. ("Phaeton"),
(d) Morgens Waterfall Income Partners ("MWIP"), (e) Morgens, Waterfall, Vintiadis & Company, Inc. ("Morgens Waterfall"), (f) Restart Partners L.P. ("Restart"), (g) Restart Partners II, L.P. ("Restart II"), (h) Restart Partners III, L.P. ("Restart III"), (i) Restart Partners IV, L.P. ("Restart IV"), (j) Restart Partners V, L.P. ("Restart V"), (k) MWV Employee Retirement Plan Group Trust ("MWV Plan"), (l) The Common Fund for Non-Profit Organizations (the "Common Fund"), (m) Edwin H. Morgens ("Morgens") and (n) John C. Waterfall ("Waterfall" and together with the persons listed in paragraphs (a) through (m), the "Reporting Persons").

          Morgens Waterfall Vintiadis Investments N.V. which was one of the Reporting Persons listed in Amendment No. 5, was dissolved in February 1997.

Darling International Inc.                                Page 17 of 27 Pages
Schedule 13D                                                January 3, 2003

        Phaeton has the following Board of Directors:

        Name                                 Address
        ----                                 -------

        Halvor Astrup                        Fearnley Group A/S
                                             35-38 Portman Square
                                             London W1HOEU, England

        Dr. M. Colyer Crum                   Harvard Business
                                             School Cambridge,
                                             Massachusetts

        Bassam Aburdene                      Capital Trust Ltd.
                                             49 Mount Street
                                             London WIY5RE, England

        Fred Arthur Rank Packard             Center 45
                                             45 London Wall
                                             London EC2, England

         Mr. Astrup, a citizen of Norway, is Vice Chairman of Fearnley
Group and Chairman of Fearnley Finance Ltd., companies principally engaged in project development in the international shipping industry.

         Dr. Crum, a U.S. citizen, is a professor at the Harvard
Business School, where he holds the James R. Williston Chair of Investment Management.

         Mr. Aburdene, a U.S. citizen, is a Managing Partner of Capital
Trust Limited, a London-based financial services company which is jointly owned by United States and Middle Eastern institutions and investors.

         Mr. Packard, a British citizen, is a partner of Banco de
Investimentos Garantia, a leading Brazilian investment bank.

         Phoenix, MWIP and Betje are New York limited partnerships having their principal address at 600 Fifth Avenue, New York,

Darling International Inc.                              Page 18 of 27 Pages
Schedule 13D                                              January 3, 2003


New York 10020. The principal business of Phoenix, MWIP and Betje is to invest in securities of United States issuers. Morgens and Waterfall are (i) the general partners of MWIP and (ii) the managing members of MW Management LLC, which is the general partner of Phoenix. All of the information concerning Morgens and Waterfall is set forth below.

         Restart, Restart II, Restart III, Restart IV and Restart V are
Delaware limited partnerships having their principal address at 600 Fifth Avenue Street, New York, New York 10020. The principal business of Restart, Restart II, Restart III, Restart IV and Restart V is to invest in securities of financially troubled companies.

          The general partner of Restart is Prime Group, L.P. ("Prime Group"), a Delaware limited partnership, having its principal address at 600 Fifth Avenue, New York, New York 10020. The principal business of Prime Group is to act as the general partner of Restart. The general partner of Prime Group is Prime, Inc., a Delaware corporation ("Prime"), having its principal office at 600 Fifth Avenue, New York, New York 10020. The principal business of Prime is to act as general partner of Prime Group, Prime II, Prime III, Prime IV and Prime V (as discussed below). Morgens is the Chairman of the Board of Directors and the Secretary of Prime. Waterfall is the President of Prime and is also a Director. All of the information concerning Morgens and Waterfall is set forth below.

          The general partner of Restart II is Prime Group II, L.P. ("Prime II"), a Delaware limited partnership, having its principal address at 600 Fifth Avenue, New York, New York 10020. The principal business of Prime II is to act as the general partner of Restart II. The general partner of Prime II is Prime. All of the information concerning Prime is set forth above.

         The general partner of Restart III is Prime Group III, L.P.
("Prime III"), a Delaware limited partnership, having its principal address at 600 Fifth Avenue, New York, New York 10020. The principal business of Prime
III is to act as the general partner of Restart III. The general partner of Prime III is Prime. All of the information concerning Prime is set forth above.

          The general partner of Restart IV is Prime Group IV, L.P. ("Prime IV"), a Delaware limited partnership, having its principal

Darling International Inc.                               Page 19 of 27 Pages
Schedule 13D                                                January 3, 2003


address at 600 Fifth Avenue, New York, New York 10020. The principal business of Prime IV is to act as the general partner of Restart IV. The general partner of Prime IV is Prime. All of the information concerning Prime is set forth above.

         The general partner of Restart V is Prime Group V, L.P.
("Prime V"), a Delaware limited partnership, having its principal address at 600 Fifth Avenue, New York, New York 10020. The principal business of Prime V is to act as the general partner of Restart V. The general partner of Prime V is Prime. All of the information concerning Prime is set forth above.

          MWV Plan is a trust established in 1994 for the benefit of the employees of Morgens Waterfall. The trustees of MWV Plan are Waterfall, Morgens, Linda Venturella, Joann McNiff and John Raphael, all of whom are employees of Morgens Waterfall. MWV Plan's principal address is 600 Fifth Avenue, New York, New York 10020.

          Morgens Waterfall is a New York corporation having its principal address at 600 Fifth Avenue, New York, New York 10020. The business of Morgens Waterfall is rendering of financial services and as such it provides discretionary investment advisory services pursuant to contracts with MWV and Betje. In addition, Morgens Waterfall provides discretionary investment advisory services to the Common Fund and in that capacity has been granted investment authority over the Common Fund to vote securities registered in the name of the Common Fund. Under the rules promulgated by the Securities and Exchange Commission, Morgens Waterfall and its principals may be considered "beneficial owners" of securities acquired by MWV, Betje and the Common Fund as a result of its advisory relationship to MWV, Betje and the Common Fund.

          Morgens is the Chairman of the Board of Directors and the Secretary of Morgens Waterfall. Waterfall is the President and Assistant Secretary of Morgens Waterfall and is also a Director. Morgens Waterfall has no other officers and directors. The primary occupations of Morgens and Waterfall are to act as the principals in the business of Morgens Waterfall. The business address of Morgens and Waterfall, each of whom is a United States citizen, is at the office of Morgens Waterfall at 600 Fifth Avenue, New York, New York 10020. As of May 10, 2002 Waterfall resigned his position as a Director of the Issuer (as reflected in the Issuer's Form S-1 filed 5/23/02).

         During the past five years, none of the persons described in this Item 2 have been convicted in a criminal proceeding. None of such persons is, and during the past five years none has been, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating

Darling International Inc.                                Page 20 of 27 Pages
Schedule 13D                                                January 3, 2003


activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
-------  --------------------------------------------------

          The Common Stock held by the Reporting Persons was purchased with working capital, and no part of the purchase price was represented by funds or other consideration specially borrowed or otherwise specifically obtained for the purpose of acquiring, holding, trading or voting the securities.

Item 4.  Purpose of Transaction.
-------  -----------------------

          The Common Stock was acquired by the Reporting Persons in the ordinary course of business, solely as an investment. At present, the Reporting Persons
(i) have no plans or proposals that relate to or would result in any of the actions enumerated in Item 4 of Schedule 13D and (ii) are relying on the Issuer's board of directors and management to develop a strategy to enhance the value of shareholder investment in the Issuer. The Reporting Persons reserve the right to buy additional securities of the Issuer or sell securities of the Issuer from time to time.

Item 5.  Interest in Securities of the Issuer.
-------  -------------------------------------

         (a) and (b) The following is the amount of Common Stock, and Options that are beneficially owned by each Reporting Person:

Darling International Inc.                               Page 21 of 27 Pages
Schedule 13D                                               January 3, 2003


                                                                    Percentage
Name                # of Shares      # of Options        Total        of Class
----                -----------      ------------        -----       ---------

Phaeton                  105,400             4,532      109,932        0.2
Betje                          0             2,278        2,278        0.0
MWIP                     226,307             6,880      233,187        0.4
Phoenix                  154,200             6,374      160,574        0.3
Restart                  858,097            26,096      884,193        1.4
Restart II             1,695,419            51,561    1,746,980        2.8
Restart III            1,403,265            42,672    1,445,937        2.3
Restart IV               873,798            26,571      900,369        1.5
Restart V                150,000                 0      150,000        0.2
Common Fund            1,229,387            37,388    1,266,775        2.0
MWV Plan                       0             1,648        1,648        0.0

----                 -----------      ------------    ---------       ---------
       Total           6,695,873           206,000    6,901,873       11.1


          Morgens Waterfall does not directly own any of the Common Stock or Options. Morgens Waterfall may be deemed to indirectly beneficially own 1,378,985 shares of Common Stock, assuming exercise of the Options, by virtue of contracts with Phaeton (109,932 shares), Common Fund (1,266,775 shares) and Betje (2,278 shares) pursuant to which Morgens Waterfall provides discretionary investment advisory services.

          Waterfall does not directly own any of the Common Stock or Options. Waterfall may be deemed to indirectly beneficially own 6,901,873 shares of Common Stock, assuming exercise of the Options, by virtue of his positions as general partner of Phoenix (160,574 shares) and MWIP (233,187 shares); as President, Assistant Secretary and a Director of Morgens Waterfall (1,378,985 shares); as President and a Director of Prime, as general partner of each of Prime Group, Prime II, Prime III, Prime IV and Prime V, as general partners of Restart (884,193 shares), Restart II (1,746,980 shares), Restart III (1,445,937 shares), Restart IV (900,369 shares) and Restart V (150,000 shares) respectively; and as trustee of MWV Plan (1,648 shares).

          Morgens does not directly own any of the Common Stock or Options. Morgens may be deemed to indirectly beneficially own 6,901,873 shares of Common Stock, assuming exercise of the Options,

Darling International Inc.                              Page 22 of 27 Pages
Schedule 13D                                              January 3, 2003

by virtue of his positions as general partner of Phoenix (160,574 shares) and MWIP (233,187 shares); as Chairman of the Board of Directors and Secretary of Morgens Waterfall (1,378,985 shares); as Chairman of the Board of Directors and Secretary of Prime, as general partner of each of Prime Group, Prime II, Prime III, Prime IV and Prime V, as general partners of Restart (884,193 shares), Restart II (1,746,980 shares), Restart III (1,445,937 shares), Restart IV (900,369 shares) and Restart V (150,000 shares), respectively; and as trustee of MWV Plan (1,648 shares).

         Each Reporting Person hereby disclaims that it has any beneficial interest in the securities owned, directly or indirectly, by any other entity.

         (c) The following is a list of all transactions involving the Common Stock and Options during the past 60 days by any of the Reporting
Persons:

                                 Common Stock
  Name        Date               sold/purchased                 Price/Share
  ----        ----               --------------                 -----------

Betje        12/02/02               88,874 sold                   $1.20
Phaeton      12/10/02                6,400 sold                    1.71
Phaeton      12/11/02                2,000 sold                    1.65
Phaeton      12/16/02                7,900 sold                    1.60
Phaeton      12/18/02                8,100 sold                    1.61
Phaeton      12/19/02               15,600 sold                    1.61
Phaeton      12/20/02               11,200 sold                    1.62
Phaeton      12/23/02                  400 sold                    1.65
Phaeton      12/24/02                2,917 sold                    1.65
Phaeton      12/26/02                1,500 sold                    1.65
Phaeton      12/30/02               12,000 sold                    1.76
Phaeton      12/31/02                4,400 sold                    1.80
Phoenix      12/10/02                4,000 sold                    1.71
Phoenix      12/11/02                3,000 sold                    1.65
Phoenix      12/16/02               11,500 sold                    1.60
Phoenix      12/18/02               11,900 sold                    1.61
Phoenix      12/19/02               22,900 sold                    1.61
Phoenix      12/20/02               16,283 sold                    1.62
Phoenix      12/23/02                  600 sold                    1.65
Phoenix      12/24/02                4,283 sold                    1.65
Phoenix      12/26/02                1,900 sold                    1.65
Phoenix      12/30/02               17,600 sold                    1.76
Phoenix      12/31/02                6,400 sold                    1.80
MWV Plan     12/02/02               94,971 sold                    1.20

         (d) Except as set forth above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock or Options.

         (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships
-------  with Respect to the Securities of the Issuer.
         --------------------------------------------------------

Darling International Inc.                                Page 23 of 27 Pages
Schedule 13D                                                January 3, 2003



         Except to the extent described in Items 2 and 5, none of the persons identified in Item 2 is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.
-------  ---------------------------------

EXHIBIT A     Power of Attorney, dated December 15, 1993 granted to
              Messrs. Morgens and Waterfall by the following parties:
              Mr. John C. Waterfall; Phoenix Partners; Morgens
              Waterfall Income Partners; Betje Partners; Phaeton
              International (BVI) Ltd.; Morgens, Waterfall, Vintiadis
              Investments N.V.; The Common Fund for Non-Profit

Darling International Inc.                                Page 24 of 27 Pages
Schedule 13D                                                January 3, 2003



              Organizations; Morgens Waterfall Vintiadis & Company, Inc.; Restart Partners, L.P.; Restart Partners II, L.P.; Restart Partners III, L.P.; Restart Partners IV, L.P.; Morgens Waterfall, Vintiadis & Co., Inc. Employees' Profit Sharing Plan; and Mr. Edwin H. Morgens, for the specific purpose of executing on their behalf any Schedule 13Ds and amendments thereto for filing with the Securities and Exchange Commission pursuant to the requirements of Rule 13d-1(f) (incorporated by reference to Exhibit A of Amendment No. 2 to Schedule 13D filed on December 22, 1993 by Phoenix Partners; Betje Partners; Phaeton International (BVI) Ltd.; Morgens, Waterfall, Vintiadis Investments N.V.; Morgens Waterfall Vintiadis & Company, Inc.; Edwin H. Morgens; and John C. Waterfall with respect to the common stock, par value $.01 per share, of Sudbury, Inc.).

EXHIBIT B     Power of Attorney, dated September 18, 1996 granted to Messrs.
              Morgens and Waterfall by Restart V, L.P.

Darling International Inc.                               Page 25 of 27 Pages
Schedule 13D                                               January 3, 2003


                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of each person or entity set forth below, each such person or entity certifies that the information set forth in this statement is true, complete and correct and agrees that this statement is filed on behalf of each of them.

Dated:     January 3, 2003       The Reporting Persons listed herein


                                    By:  /s/ John C. Waterfall
                                        --------------------------------
                                        John C. Waterfall, as attorney-in-fact
                                        of the Reporting Persons

Darling International Inc.                                Page 26 of 27 Pages
Schedule 13D                                               January 3, 2003


                                  EXHIBIT INDEX

                                                              Page No.
                                                              --------

Exhibit A                  Power of Attorney                  Incorporated by
                                                              Reference

Exhibit B                  Power of Attorney                     27

Darling International Inc.                             Page 27 of 27 Pages
Schedule 13D                                             January 3, 2003

                                POWER OF ATTORNEY

         The undersigned hereby agrees to appoint Edwin H. Morgens and Bruce Waterfall each with full power of substitution, as its attorney-in-fact for the specific purpose of executing on its behalf any Schedule 13Ds and amendments thereto for filing with the Securities and Exchange Commission pursuant to the requirements of Rule 13d-1(f).

         IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be duly executed as of September 18, 1996.

                            RESTART PARTNERS V, L.P.

                            BY: PRIME GROUP V, L.P.,
                            as general partner

                            BY: PRIME, INC.,
                            as general partner



                            By:      /s/ Bruce Waterfall
                                     -----------------------------------
                                     Bruce Waterfall, as agent